FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of June, 2005

                          GRANITE MORTGAGES 04-3 PLC
                    (Translation of registrant's name into
                                   English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                        (Address of principal executive
                                   offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                    (Translation of registrant's name into
                                   English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                        (Address of principal executive
                                   offices)


                        GRANITE FINANCE FUNDING LIMITED
                    (Translation of registrant's name into
                                   English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                        (Address of principal executive
                                   offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-3 PLC

                                     By:  L.D.C. Securitisation Director No. 1

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date:  August 19, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan David Rigby
                                          ------------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date:  August 19, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Daniel Le Blancq
                                          ------------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date:  August 19, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-3 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Finance Trustees Limited, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 June 2005 - 30 June 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans


--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                               302,724

Current Balance - Trust Mortgage Assets                  (GBP)28,231,430,154

Current Balance - Trust Cash and other Assets            (GBP)1,905,576,682

Last Months Closing Trust Assets                         (GBP)31,596,778,815

Funding share                                            (GBP)18,139,626,152

Funding 2 share                                          (GBP)7,885,265,191

Funding and Funding 2 share                              (GBP)26,024,891,343

Funding and Funding 2 Share Percentage                         86.36%

Seller Share*                                            (GBP)4,112,115,493

Seller Share Percentage                                        13.64%

Minimum Seller Share (Amount)*                           (GBP)1,812,464,839

Minimum Seller Share (% of Total)                               6.01%

Excess Spread last quarter annualised (% of Total)              0.41%
--------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports



Arrears Analysis of Non Repossessed Mortgage Loans

----------------------------------------------------------------------------------------------------------------------------------
                             Number             Principal ((GBP))          Arrears ((GBP))             By Principal (%)
< 1 Month                   297,351              27,719,748,867                   0                         98.19%

> = 1 < 3 Months             4,381                 422,071,137                3,556,140                     1.50%

> = 3 < 6 Months              781                  71,838,639                 1,666,979                     0.25%

> = 6 < 9 Months              184                  15,856,034                  631,935                      0.06%

> = 9 < 12 Months              26                   1,860,327                  107,695                      0.01%

> = 12 Months                  1                     55,150                     4,115                       0.00%

Total                       302,724              28,231,430,154               5,966,864                    100.00%
----------------------------------------------------------------------------------------------------------------------------------

Properties in Possession

----------------------------------------------------------------------------------------------------------------------------------
                                                         Number                  Principal ((GBP))               Arrears ((GBP))
Total (since inception)                                   485                       33,836,318                      1,653,827
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Properties in Possession                                                                                               145

Number Brought Forward                                                                                                 107

Repossessed (Current Month)                                                                                            38

Sold (since inception)                                                                                                 340

Sold (current month)                                                                                                   57

Sale Price / Last Loan Valuation                                                                                      1.05

Average Time from Possession to Sale (days)                                                                            132

Average Arrears at Sale                                                                                            (GBP)3,249

Average Principal Loss (Since inception)*                                                                           (GBP)744

Average Principal Loss (current month)**                                                                           (GBP)2,795

MIG Claims Submitted                                                                                                    9

MIG Claims Outstanding                                                                                                  3

Average Time from Claim to Payment                                                                                     53
----------------------------------------------------------------------------------------------------------------------------------


*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.

**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution


----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Number                    Principal ((GBP))
Substituted this period                                                                  0                           (GBP)0

Substituted to date (since 26 March 2001)                                             631,014                  (GBP)56,601,148,674
----------------------------------------------------------------------------------------------------------------------------------


CPR Analysis

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    % of CPR
Current Month % of CPR - Removals*                                                                                   62.30%

Previous Month % of CPR - Removals*                                                                                  51.90%

Current Month % of CPR - Non-Removals**                                                                              37.70%

Previous Month % of CPR - Non-Removals**                                                                             48.10%
----------------------------------------------------------------------------------------------------------------------------------

*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)

**Non-Removals are scheduled repayments, overpayments and redemptions


----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Monthly                      Annualised
Current Month CPR Rate - Total                                                         6.50%                         55.33%

Previous Month CPR Rate - Total                                                        4.85%                         44.95%
----------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                                                                          24.68

Weighted Average Remaining Term (by value) Years                                                                      20.74

Average Loan Size                                                                                                  (GBP)93,258

Weighted Average LTV (by value)                                                                                      75.17%

Weighted Average Indexed LTV (by value)                                                                              68.11%

Non Verified (by value)                                                                                              40.11%
----------------------------------------------------------------------------------------------------------------------------------

Product Breakdown

----------------------------------------------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                                                              51.48%

Together (by balance)                                                                                                22.76%

Capped (by balance)                                                                                                   0.59%

Variable (by balance)                                                                                                21.52%

Tracker (by balance)                                                                                                  3.66%

Total                                                                                                                100.0%
----------------------------------------------------------------------------------------------------------------------------------

Geographic Analysis
----------------------------------------------------------------------------------------------------------------------------------
                         Number                     % of Total                    Value ((GBP))                      % of Total
East Anglia              5,982                         1.98%                       565,982,580                         2.00%

East Midlands            21,285                        7.03%                      1,802,038,437                        6.38%

Greater London           36,011                       11.90%                      5,464,402,317                        19.36%

North                    32,066                       10.59%                      1,977,592,686                        7.00%

North West               40,428                       13.35%                      3,064,417,305                        10.85%

Scotland                 40,115                       13.25%                      2,734,540,263                        9.69%

South East               44,329                       14.64%                      5,648,564,329                        20.01%

South West               19,206                        6.34%                      2,018,005,541                        7.15%

Wales                    12,510                        4.13%                       949,022,973                         3.36%

West Midlands            19,836                        6.55%                      1,752,860,790                        6.21%

Yorkshire                30,956                       10.23%                      2,254,002,932                        7.98%

Total                   302,724                        100%                      28,231,430,154                         100%
----------------------------------------------------------------------------------------------------------------------------------



LTV Levels Breakdown

----------------------------------------------------------------------------------------------------------------------------------
                                                       Number                      Value ((GBP))                      % of Total
0% < 25%                                               11,598                       442,268,943                         1.57%

> = 25% < 50%                                          37,034                      2,774,502,491                        9.83%

> = 50% < 55%                                          11,615                      1,055,435,235                        3.74%

> = 55% < 60%                                          12,573                      1,204,010,908                        4.26%

> = 60% < 65%                                          14,500                      1,469,259,883                        5.20%

> = 65% < 70%                                          17,662                      1,786,954,783                        6.33%

> = 70% < 75%                                          22,635                      2,349,045,800                        8.32%

> = 75% < 80%                                          22,927                      2,614,166,128                        9.26%

> = 80% < 85%                                          38,163                      4,145,793,561                        14.69%

> = 85% < 90%                                          36,399                      3,690,980,978                        13.07%

> = 90% < 95%                                          55,446                      4,737,457,207                        16.78%

> = 95% < 100%                                         21,587                      1,919,351,427                        6.80%

> = 100%                                                 585                        42,202,809                          0.15%

Total                                                  302,724                    28,231,430,154                        100.0%
----------------------------------------------------------------------------------------------------------------------------------



Repayment Method

----------------------------------------------------------------------------------------------------------------------------------
                                                       Number                      Value ((GBP))                      % of Total
Endowment                                              21,564                      1,640,935,762                        5.81%

Interest Only                                          54,260                      7,841,620,550                        27.78%

Pension Policy                                           527                        52,582,294                          0.19%

Personal Equity Plan                                     935                        69,685,408                          0.25%

Repayment                                              225,438                    18,626,606,140                        65.98%

Total                                                  302,724                    28,231,430,154                       100.00%
----------------------------------------------------------------------------------------------------------------------------------


Employment Status

----------------------------------------------------------------------------------------------------------------------------------
                                                       Number                      Value ((GBP))                      % of Total
Full Time                                              263,865                    23,211,554,604                        82.22%

Part Time                                               3,936                       254,553,010                         0.90%

Retired                                                  434                        13,600,615                          0.05%

Self Employed                                          31,530                      4,606,889,436                        16.32%

Other                                                   2,959                       144,832,488                         0.51%

Total                                                  302,724                    28,231,430,154                       100.00%
----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                  6.84%

Effective Date of Change                      1 September 2004
--------------------------------------------------------------------------------

Notes                                      Granite Mortgages 04-3 plc

----------------------------------------------------------------------------------------------------------------------------------
                        Outstanding                     Rating                     Reference Rate                        Margin
                                                  Moodys/S&P/Fitch
Series 1


A1                          $0                       Aaa/AAA/AAA                       3.49%                            0.06%

A2                 (GBP) 397,632,674.00              Aaa/AAA/AAA                       2.19%                            0.07%

A3                    $1,248,100,000                 Aaa/AAA/AAA                       3.53%                            0.10%

B                      $59,200,000                    Aa3/AA/AA                        3.59%                            0.16%

M                      $31,400,000                     A2/A/A                          3.70%                            0.27%

C                      $62,700,000                  Baa2/BBB/BBB                       4.02%                            0.59%

Series 2

A1                     $713,700,000                  Aaa/AAA/AAA                       3.57%                            0.14%

A2                   (GBP)800,150,000                Aaa/AAA/AAA                       2.26%                            0.14%

B                     (GBP)74,400,000                 Aa3/AA/AA                        2.40%                            0.28%

M                     (GBP)57,900,000                  A2/A/A                          2.49%                            0.37%

C                    (GBP)139,050,000               Baa2/BBB/BBB                       2.92%                            0.80%

Series 3

A1                   (GBP)411,250,000                Aaa/AAA/AAA                       5.04%                            0.18%

A2                   (GBP)600,000,000                Aaa/AAA/AAA                      5.515%                     Fixed until 09/2011

B                    (GBP)54,350,000                  Aa3/AA/AA                        5.21%                            0.35%

M                    (GBP)42,250,000                   A2/A/A                          5.31%                            0.45%

C                    (GBP)99,450,000                Baa2/BBB/BBB                       5.74%                            0.88%
----------------------------------------------------------------------------------------------------------------------------------



Credit Enhancement

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        % of Notes Outstanding
Class B and M Notes ((GBP) Equivalent)                                            (GBP)237,352,601               7.08%

Class C Notes ((GBP) Equivalent)                                                  (GBP)229,275,589               6.84%
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        % of Funding Share
Class B and M Notes ((GBP) Equivalent)                                            (GBP)237,352,601               1.31%

Class C Notes ((GBP) Equivalent)                                                  (GBP)229,275,589               1.26%
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 04-3 Reserve Fund Requirement                                   (GBP)48,000,000                0.26%

Balance Brought Forward                                                           (GBP)48,000,000                0.26%

Drawings this Period                                                                  (GBP)0                     0.00%

Excess Spread this Period                                                         (GBP)4,881,707                 0.03%

Funding Reserve Fund Top-up this Period*                                            (4,881,707)                 -0.03%

Current Balance                                                                   (GBP)48,000,000                0.26%
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                           (GBP)82,337,162                0.45%

Funding Reserve %                                                                      1.0%                        NA
----------------------------------------------------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)8 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)8 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.